Exhibit (a)(1)(i)

Cover Letter to Offer to Purchase and Letter of Transmittal

CPG Carlyle Commitments Master Fund, LLC

If you do not want to sell your Interests at this time, please disregard this notice. This is simply notification of the Fund's tender offer.

June 23, 2017

Dear Investor:

We are writing to inform you of important dates related to the tender offer by CPG Carlyle Commitments Master Fund, LLC (the "Fund"). If you are not interested in selling your limited liability company interests in the Fund (the "Interests") at this time, please disregard this notice and take no action.

The tender offer period will begin on June 23, 2017 and end on July 21, 2017, and any Interests tendered to the Fund will be valued on September 30, 2017 for purposes of calculating the purchase price of such Interests. The purpose of the tender offer is to provide liquidity to investors of the Fund. Fund Interests can be redeemed by means of a tender offer only during one of the Fund's announced tender offers.

Should you wish to sell any of your Interests during this tender offer period, please complete and return the enclosed Letter of Transmittal (the last page will suffice) to the Fund's Administrator, UMB Fund Services, Inc. ("UMB"), either in the enclosed postage-paid envelope or by fax. If you do not wish to sell any of your Interests, simply disregard this notice. No action is required if you do not wish to redeem at this time.

All requests to tender Interests must be received by UMB, either by mail or by fax, in good order, by July 21, 2017. If you elect to tender, it is your responsibility to confirm receipt of the Letter of Transmittal by UMB by calling the Fund at (212) 317-9200. Please allow 48 hours for your Letter of Transmittal to be processed prior to contacting UMB to confirm receipt. If you fail to confirm receipt of your Letter of Transmittal by UMB, there can be no assurance that your tender has been received by the Fund.

If you have any questions, please refer to the enclosed Offer to Purchase document, which contains additional important information about the tender offer, or call the Fund at (212) 317-9200.

Sincerely,

CPG Carlyle Commitments Master Fund, LLC